FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 10, 2014.

TRANSLATION

Autonomous City of Buenos Aires, October 10, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref:  Relevant Information

Dear Sirs:

The purpose of this letter is to disclose  that YPF S.A. ("YPF" or the "Company") was sued by Ricardo Paz Herrera, who has requested the annulment of the Company’s Ordinary and Extraordinary General Meeting dated April 30, 2014 and its continuation of  May 21, 2014. The proceeding is pending in the Commercial National Court of First Instance, number 16, before Dr. Sebastián Sánchez Cannavo, Acting Judge, Secretariat No. 32, located at Av. 635 PB Callao, Autonomous City of Buenos Aires, under the lawsuit titled "Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario" File Number 061896.

The Company categorically denies the allegations set forth in the complaint, which it considers completely inadmissible and advises that it will defend its interests and those of its shareholders in accordance with law.

Yours faithfully,
Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: October 14, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer